Exhibit 99.1

GAZIT-GLOBE LTD.

1 Hashalom Road, Tel-Aviv, Israel

Special Notice to Shareholders who hold our Ordinary Shares
through members of the the New York Stock Exchange and the Toronto Stock Exchange

February 21, 2017

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 23, 2017

Gazit-Globe Ltd. Shareholders:

We cordially invite you to attend a Special General Meeting of Shareholders, or the “Meeting”, of Gazit-Globe Ltd. (which we refer to as “Gazit” or the “Company”), to be held at 3:00 p.m. (Israel time) on Thursday, March 23, 2017, at our offices at 1 Hashalom Road, Tel-Aviv, Israel, for the purpose of approving the terms of compensation of Mr. Dor J. Segal, as Chief Executive Officer of the Company, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law.

The Board recommends that you vote in favor of the sole proposal, which is described in the attached Proxy Statement and the Exhibit thereto.

A copy of an English translation of the Company’s immediate report describing the proposal to be considered at the Meeting and certain related information as filed in Israel is attached as Exhibit A to the Proxy Statement which provides detailed information regarding the proposal and the background with respect thereto.

Shareholders who hold our Ordinary Shares through members of the New York Stock Exchange and the Toronto Stock Exchange should note that Sections 10.1 through 10.5, and Section 10.7, of Exhibit A to the Proxy Statement are not applicable to them.

Shareholders of record at the close of business on February 23, 2017 are entitled to vote at the Meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by mail, the proxy must be received by our transfer agent by 11:59 p.m. (Eastern time) on March 22, 2017, to be validly included in the tally of Ordinary Shares voted at the Meeting. If delivering your proxy to our registered offices in Israel, your proxy must be received by 11:00 a.m. (Israel time) on the date of the Meeting (March 23, 2017) to be validly included in the tally of Ordinary Shares voted at the Meeting. If you attend the Meeting and vote in person, your proxy will not be used. Detailed proxy voting instructions are provided both in the attached Proxy Statement and on the enclosed Proxy Card.

By Order of the Board of Directors,

Adi Jemini
Executive Vice President and Chief Financial Officer

GAZIT-GLOBE LTD.

1 Hashalom Road, Tel-Aviv, Israel

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the “Board”, of Gazit-Globe Ltd. (referred to as “Gazit” or the “Company”) to be voted at a Special General Meeting of Shareholders of the Company (referred to as the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders.  The Meeting will be held at 3:00 p.m. (Israel time) on Thursday, March 23, 2017 at our offices at 1 Hashalom Road, Tel-Aviv, Israel.

This Proxy Statement, the attached Notice of Special General Meeting of Shareholders, and the enclosed Proxy Card, are being mailed to shareholders on or about February 27, 2017.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES AND CANADA

The Company is a company existing under the laws of the State of Israel. The solicitation of proxies pursuant to this Proxy Statement relates to securities of an Israeli issuer and is being effected in accordance with Israeli corporate laws and the regulations promulgated thereunder. The proxy solicitation rules under the Securities Exchange Act of 1934, as amended (referred to as the Exchange Act) and under Canadian securities laws are not applicable to the Company or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Israeli law may be different from such requirements under U.S. securities laws or Canadian securities laws, as applicable. Shareholders should also be aware that requirements under Israeli law as they relate to Israeli companies may differ from requirements under U.S. and Canadian corporate and securities laws as they apply to U.S. or Canadian companies, respectively.

SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date, Time and Place of Meeting

The Meeting will be held at 3:00 p.m. (Israel time) on Thursday, March 23, 2017, at our offices at 1 Hashalom Road, Tel-Aviv, Israel.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon approving the terms of compensation of Mr. Dor J. Segal, as Chief Executive Officer of the Company, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” the above proposal.

Who Can Vote

You are entitled to vote at the Meeting if you were a holder of record of our ordinary shares, par value NIS 1.00 per share (referred to as Ordinary Shares), at the close of business on Thursday, February 23, 2017. You are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker, or other nominee that is one of our shareholders of record at the close of business on February 23, 2017, or which appear in the participant listing of a securities depository on that date.

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Quorum

As of February 13, 2017, we had 195,516,328 Ordinary Shares issued and outstanding (which excludes 1,046,993 treasury shares). Each Ordinary Share outstanding as of the close of business on the record date—February 23, 2017— is entitled to one vote upon the sole proposal to be presented at the Meeting. Under our Articles of Association (as amended), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least thirty-five percent (35%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place). At the adjourned meeting, if a quorum is not present within half an hour from the time scheduled therefor, the presence of any two shareholders in person or by proxy holding shares representing at least thirty percent (30%) of our voting power will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting, but does not vote on the proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on the proposal.

Vote Required for Approval of the Proposal

The affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of the proposal. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote, and will furthermore not be treated as a vote “FOR” or a vote “AGAINST” the proposal. Abstentions are also not treated as a vote “FOR” or a vote “AGAINST” the proposal.

In addition, the approval of the proposal requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the Ordinary Shares voted at the Meeting (excluding abstentions) that are held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of the proposal; or

●	the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of the proposal, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. For purposes of the proposal, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights.

A “personal interest” of a shareholder under the Companies Law (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of Ordinary Shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Controlling shareholders and shareholders that have a conflict of interest are qualified to participate in the vote on the proposal; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

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A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a conflict of interest in the approval of the proposal, and failure to do so disqualifies the shareholder from participating in the vote on the proposal. In order to confirm that you lack a conflict of interest in the approval of the proposal and in order to therefore be counted towards the special majority required for the approval of the proposal, you must check the box under Item 1A on the accompanying proxy card when you record your vote on the proposal.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the approval of the terms of compensation of our Chief Executive Officer, you should not check the box under Item 1A on the enclosed proxy card and you should not vote on the proposal via the proxy card. Instead, you should contact our Legal Counsel and Company Secretary, Revital Kahlon, at +972-3-694-8000 or RKahlon@gazitgroup.com, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on the proposal. In that case, your vote will be counted towards the ordinary majority required for the approval of the proposal, but will not be counted towards the special majority required for approval of the proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you may also contact the representative managing your account, who can then contact our Legal Counsel and Company Secretary on your behalf.

Based on the information available to us, we believe that Norstar Holdings Inc., or Norstar (in light of its holding in excess of 50% of our outstanding Ordinary Shares), and each of Chaim Katzman, Dor J. Segal and his wife, Erica Ottosson (due to the shareholders agreement that they have entered into with respect to their holdings in Norstar, and due to Mr. Segal’s personal interest in the approval of the proposal) are either controlling shareholders of the Company and/or possess a conflict of interest concerning the approval of the proposal. Their votes will, therefore, be excluded for purposes of the special majority requirement for the proposal that is described above.

Proxy Procedure

Only holders of record of Ordinary Shares as of the close of business on February 23, 2017 are entitled to vote in person or by proxy at the Meeting.

●	Voting in Person. If your Ordinary Shares are registered directly in your name with the Company’s transfer agent (that is, you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (that is, your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

●	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for Ordinary Shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by the Company’s transfer agent by 11:59 p.m. (Eastern time) on March 22, 2017 to be validly included in the tally of Ordinary Shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instructions if your Ordinary Shares are held in street name, as may be indicated in the instructions provided to you by your broker, bank trustee or nominee. If delivering your proxy to the Company’s registered office in Israel, it must be received at least four hours in advance of the Meeting (that is, by 11:00 a.m., Israel time, on March 23, 2017), to be validly included in the tally of Ordinary Shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by (i) delivering a written notice of revocation to the Company’s Secretary, at the address of the Company set forth herein, (ii) granting a new proxy bearing a later date, or (iii) attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee, or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your Ordinary Shares, by attending the Meeting and voting in person.

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A copy of an English translation of the Company’s immediate report describing the sole matter to be considered at the Meeting and certain related information as filed in Israel is attached hereto as Exhibit A. That document provides detailed information regarding the sole matter to be considered at the Meeting and the required vote for approval thereof. Shareholders who hold our Ordinary Shares through members of the New York Stock Exchange and the Toronto Stock Exchange should note that Sections 10.1 through 10.5, and Section 10.7, of Exhibit A to this Proxy Statement are not applicable to them.

Security Ownership of Certain Beneficial Owners and Management

For information concerning the beneficial ownership of our outstanding Ordinary Shares as of December 31, 2016 by each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares and by each of our directors and executive officers individually, please see the information contained in Exhibit 99.1 to our Report of Foreign Private Issuer that we furnished to the SEC on January 5, 2017.

The above-referenced information does not include certain subsequent changes to beneficial ownership, including to the beneficial ownership of:

●	Mr. Adi Jemini, our Executive Vice President and Chief Financial Officer, described in our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on January 25, 2017 and February 13, 2017;

●	Mr. Rami Vaisenberger (our Vice President and Controller) and Ms. Revital Kahlon (our Company Secretary and Legal Counsel), described in our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on February 7, 2017; and

●	Mawer Investment Management Ltd., our significant shareholder, set forth in Amendment No. 6 to its statement of beneficial ownership on Schedule 13G, filed with the SEC on February 7, 2017

ADDITIONAL INFORMATION

 The Company’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 22, 2016, is available for viewing and downloading on the SEC’s website at www.sec.gov, as well as at the Investor Relations section of the Company’s website at http://www.gazit-globe.com/financial-reports.

 The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing and furnishing reports with or to the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors,

Adi Jemini
Executive Vice President and Chief Financial Officer

Tel Aviv, Israel

February 21, 2017

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Exhibit A

February 13, 2017

To the attention of: The Israel Securities Authority Via MAGNA	To the attention of: The Tel Aviv Stock Exchange Ltd. Via MAGNA

To whom it may concern,

Re. Gazit-Globe Ltd. (the “Company”) – Transaction Report Pursuant to Israeli Securities Regulations (Transaction Between a Company and its Controlling Shareholder), 2001 and Notice and Announcement of an Extraordinary General Meeting of the Company’s Shareholders

Below is a Transaction Report submitted to the Israel Securities Authority ("ISA") and the Tel Aviv Stock Exchange ("TASE") pursuant to the Israeli Securities Regulations (Transaction Between a Company and its Controlling Shareholder), 2001; the Israeli Securities Regulations (Periodic and Immediate Reports), 1970; the Israeli Companies Law, 1999 (the “Companies Law”); the Companies Regulations (Notice and Announcement of a General Meeting and a Class Meeting of a Public Company and Addition of Topic to the Agenda), 2000 (the “Notice and Announcement Regulations”); the Israeli Companies Regulations (Voting by Ballot and Position Papers), 2005; and a Notice of an Extraordinary General Meeting of the Company’s shareholders to be convened on Thursday, March 23, 2017, at 3:00pm, at the offices of the Company at 1 Hashalom Road, Tel Aviv, Israel, for the purpose of approving the terms of employment of Mr. Dori Segal, Chief Executive Officer of the Company, as detailed below.

1.	Approval of the Terms of Employment of the Company’s CEO, Mr. Dori Segal

1.1.	Background

1.1.1.	Mr. Segal has served as a director of the Company since 1995 and as Vice Chairman of its Board of Directors since 2008. Mr. Segal previously served as CEO of the Company from 1998-2008. In addition, during his years of service with the Company, Mr. Segal concurrently served in a variety of senior management positions within the Company's group of publicly held subsidiaries. From 2000 until 2015, Mr. Segal served as President, CEO and Vice Chairman of the Board of Directors of First Capital Realty Inc. (“FCR”), the Company’s Canadian public subsidiary, and since 2015, Mr. Segal has served as the Chairman of the Board of Directors of FCR. In addition, since 2000, Mr. Segal has served as the Vice Chairman of the Board of Directors of Equity One Inc., the Company’s U.S. public subsidiary (which is expected to be acquired by Regency Centers Corporation, as previously reported), and since 2016, as Vice Chairman of the Board of Directors of Citycon Oyj., the Company’s Finnish public subsidiary. In 2009, Mr. Segal was appointed and continues to serve as Vice Chairman of the Board of Directors of Norstar Holdings Inc., ("Norstar"), the Company's controlling shareholder, and in 2016, Mr. Segal was appointed CEO of Norstar. Mr. Segal also holds various positions within the Company’s privately held subsidiaries. Mr. Segal is (indirectly) one of the controlling shareholders of the Company.

1.1.2.	On November 25, 2016, the Company’s Board of Directors approved the appointment of Mr. Segal as the Company’s CEO replacing Ms. Rachel Lavine, the Company's outgoing CEO. Mr. Segal commenced serving as the Company’s CEO on January 19, 2017.

1.1.3.	For further details regarding Mr. Segal, refer to Regulation 26 in Chapter E (Additional Details) in the Company’s periodic report for 2015, as published on March 31, 2016 (reference: 2016-01-020430) (the “Periodic Report”).

1.2.	Proposed Terms of Compensation

Mr. Segal’s proposed compensation is comprised of two components: fixed remuneration and equity compensation, which constitutes the primary component of the compensation package, in the form of options having an exercise price significantly higher than the current market price of the Company's Ordinary Shares and the exercise of which is contingent upon meeting ambitious goals.

1.2.1.	Term of Employment

The term of employment between the Company and Mr. Segal is three years, commencing from January 19, 2017. Mr. Segal will serve as the Company’s CEO on a full-time basis.

Mr. Segal's employment may be terminated by the Company or by Mr. Segal upon 180 days prior notice. Furthermore, the Company may terminate Mr. Segal's employment, without prior notice, under those circumstances which permit Mr. Segal to be terminated without payment of severance compensation.

1.2.2.	Fixed Component – Monthly Salary and Additional Benefits

Mr. Segal will be entitled to a monthly salary at a cost to the Company of NIS 166,667 per month (consisting of a base salary together with social and other benefits customarily paid by the Company (the “Fixed Salary”)), which reflects an annual cost to the Company of NIS 2 million. This cost includes the compensation to be paid to Mr. Segal by the Company's public subsidiaries (other than FCR, as detailed in Section 1.2.3 below). The Fixed Salary will be adjusted annually in accordance with any increase in the Israeli Consumer Price Index as compared with such Index as of January 2017.

In addition to the Fixed Salary, Mr. Segal will be entitled to sick leave and convalescence pay in accordance with the provisions of law and 30 vacation days annually which may be carried over and accumulated up to 60 vacation days. The Company and Mr. Segal have agreed that the annual aggregate cost to the Company of Mr. Segal's compensation will not exceed NIS 2 million (excluding compensation to be paid to Mr. Segal by FCR, as detailed in Section 1.2.3 below).

In addition, Mr. Segal will be entitled to Directors and Officers insurance and indemnification from the Company under the same terms as apply to the Company’s other officers1 and directors.

Mr. Segal will additionally be entitled, in accordance with the Company's reimbursement policy, to the reimbursement of any out-of-pocket expenses incurred in connection with the performance of his employment duties (including travel, per diem costs, etc.).

1.2.3.	Compensation Deriving From Companies under the Company's Control

Mr. Segal is currently entitled to compensation as Chairman of FCR’s Board of Directors in an annual amount of CAD$ 1 million (approximately NIS 2.85 million as of the date of this Report, out of which the Company’s proportionate cost, based on its current holdings in FCR, is approximately NIS 1 million), which remuneration is paid equally in monetary compensation and equity compensation. In addition, Mr. Segal is also entitled to compensation as Vice Chairman of CTY’s Board of Directors, which service is scheduled to terminate in March 2017.

[1]	For details regarding the Directors and Officers insurance coverage and the Company's indemnification obligations , which also apply to Mr. Segal, reference is made to Regulation 29A in Chapter E (Additional Details) in the Company’s Periodic Report for 2015, as well as the Supplementary Report to the Report for Notice of a General Meeting of the Company, dated November 10, 2016 (reference: 2016-01-076413); the Report of the Results of a General Meeting, dated November 22, 2016 (reference 2016-01-130672); the Immediate Report regarding Approval of a Transaction with a Controlling Shareholder Not Requiring the Approval of the General Meeting, dated July 31, 2014 (reference: 2014-01-124092); the Supplementary Report to the Report Regarding Notice of a General Meeting, dated September 3, 2014 (reference: 2014-01-150555); and the Report of the Results of a General Meeting, dated September 4, 2014 (reference: 2014-01-151746).

In accounting for the additional compensation Mr. Segal is anticipated to receive from the Company's public subsidiaries (excluding FCR), the Company will pay Mr. Segal, in actuality, the difference between the annual cost of Mr. Segal's salary (NIS 2 million, as stated above) and the aggregate amounts directly paid to Mr. Segal by the Company's other subsidiaries (excluding FCR). On a six month basis, the Company and Mr. Segal will conduct an accounting of the amounts paid to Mr. Segal by the Company and its subsidiaries, and any necessary adjustments will be made such that the annual cost to the Company will not exceed NIS 2 million (excluding compensation from FCR).

For details regarding the compensation to which Mr. Segal was entitled in 2015 from companies under the Company’s control, refer to Regulation 21 in Chapter E of the Periodic Report.

1.2.4.	Variable Component – Annual Bonus

Mr. Segal will not be entitled to an annual bonus.

1.2.5.	Variable Component – Equity Compensation Based on the Company’s Share Performance

During the term of his employment, Mr. Segal will be entitled up to an aggregate of 2,965,505 performance-based options (unregistered) for the purchase of Ordinary Shares of the Company, par value of NIS 1.00 per share (constituting 1.49% of the issued and outstanding share capital of the Company), in an amount that reflects a total cost to the Company, as of the date of the Board of Directors’ approval of Mr. Segal's employment terms, of NIS 9.9 million for the duration of Mr. Segal's employment agreement (the “Equity Compensation Component”)2.

The exercise price of the options is NIS 42 per share (the Company notes that the average share price of the Company's Ordinary Shares as traded on the TASE during the 30 trading days preceding the date of the Board of Directors’ approval of Mr. Segal's employment terms was NIS 35.56 per share (the "Board Approval Share Price"), and the share price of the Company's Ordinary Shares as traded on the TASE on the first trading day following the Company's report on November 27, 2016, that Mr. Segal had been appointed CEO of the Company was NIS 32.66 per share ("Appointment Share Price")) which exercise price reflects a premium of 18% over the Board Approval Share Price and a premium of 28.5% over the Appointment Share Price. The issuance of the Ordinary Shares underlying the options is subject to payment of the exercise price. In addition, the exercise of the options is contingent on the Company’s share price, as traded on the TASE, achieving a target price of NIS 45 per share (which price is higher than the exercise price) such that during the 12-month period preceding the exercise date of the options, the average share price as traded on the TASE over any 90 consecutive day period will not be less than NIS 45 per share. The options will vest over a period of three years from the date of their grant in equal annual portions and will have fully vested at the end of Mr. Segal's three year employment term.

[2]	The number of options comprising the Equity Component has been determined in accordance with the average trading price of the Company’s Ordinary Shares on the TASE during the 30 trading days preceding the date of the Board of Directors’ approval of Mr. Segal's employment terms (or NIS 35.56 per share). The actual cost to the Company of the options will be determined in accordance with the trading price of the Company’s Ordinary Shares on the grant date, which, from an accounting perspective, is the date of the General Meeting at which the grant of such options is approved, and therefore, the actual cost to the Company may vary.

The options will expire five years from the grant date. This expiration date will also apply in the event of termination of employment (other than termination due to circumstances in which Mr. Segal would not be entitled to severance compensation, as set forth in Mr. Segal's employment agreement, in which event any options which have already vested will be exercisable for the 90 day period following such termination of employment).

Mr. Segal will be entitled to two elect between two mechanisms for exercising the options: (a) payment in full of the exercise price in exchange for the number of Ordinary Shares underlying such payment; or (b) a cashless exercise, pursuant to which, upon exercise, Mr. Segal will receive that number of Ordinary Shares reflecting the difference between the Ordinary Share price on the exercise date and the exercise price of the options, in which event Mr. Segal will pay the Company the par value of the Ordinary Shares actually issued to him

After the grant date of the Equity Compensation, the Company will publish a report in accordance with the Securities Regulations (Private Offering of Securities in a Listed Company), 2000.

1.2.6.	Retirement Terms

In the event Mr. Segal's term of employment as CEO expires without renewal or extension, Mr. Segal will be entitled to an additional payment of the Fixed Salary for a period of six months (without any entitlement to payment for advance notice period).

In the event the Company elects to terminate Mr. Segal prior to the end of his three year employment term as CEO (other than due to circumstances in which the Company would not be obligated to pay severance compensation) or in the event Mr. Segal resigns due to circumstances which are categorized by law as a dismissal, or in the case of death or incapacity, Mr. Segal (or his estate) will be entitled to the following payments: (a)  the Fixed Salary pursuant to a180-day advance notice period; (b) the Fixed Salary for an additional six months; (c) an additional payment in an aggregate amount equivalent to the lesser of: (i) a reduced aggregate monthly salary of NIS 125,000, linked to the Consumer Price Index (the “Reduced Monthly Salary”) for an additional 12 month period or (ii) the Reduced Monthly Salary for the period remaining until the end of Mr. Segal's term of employment; (d) a proportionate share of the annual bonus to which Mr. Segal would have been entitled for the year in which his service ended; and (e) acceleration of the vesting period for the unvested portion of the Equity Compensation Component.

1.2.7.	Termination of the Employment Agreement Due to a Change of Control of the Company

In the event of the termination of Mr. Segal’s employment (other than due to circumstances in which the Company is entitled to terminate without the obligation to pay severance compensation) during the 12-month period following a Change of Control (as such term is defined below), regardless of whether such termination is initiated by the Company or by Mr. Segal, Mr. Segal will be entitled, immediately upon termination of his employment, to the following (in lieu of the retirement terms set forth in Section 1.2.6 above): (a) an acceleration of the vesting period for the unvested portion of the Equity Compensation Component; and (b) a one-time payment in an amount equivalent to 200% of the Reduced Monthly Salary in the year in which the Change of Control was completed, provided that such payment does not exceed an amount equal to the Reduced Monthly Salary for the remaining period until the end of the term of Mr. Segal's employment agreement together with an additional six months of payment.

For the purpose of this section, “Change of Control” means any situation in which Mr. Chaim Katzman is no longer the controlling shareholder of the Company due to his death or incapacity. A Change of Control does not include circumstances in which Mr. Katzman ceases to be the controlling shareholder of the Company due to the sale of his interests in the Company or due to a merger or acquisition of the Company.

1.2.8.	The table below sets forth the annual compensation terms for Mr. Segal (based on the cost to the Company with equity compensation calculated on a linear basis) and includes a comparison with the compensation terms of the Company’s previous CEO, Ms. Rachel Lavine (based on the cost to the Company, assuming the maximum bonus, and with equity compensation calculated on a linear basis), which terms of employment were approved by the General Meeting held on September 8, 2015[3]:

Compensation Recipient’s Details				Compensation for Services (NIS in thousands)					Total	Aggregate Company Proportionate Share of Cost (NIS in thousands)[6]
Name	Position	Basis	% Holdings in Company's Share Capital	Salary[1]	Bonus	Share- Based Payment[3]	Management/ Consulting Fees/ Commission	Other
Dori Segal	CEO of the Company	Full time	0.39%[2]	2,000	-	3,300	-	2,8504	8,150	6,300
Rachel Lavine	Previous CEO of the Company	Full time	0.01%	3,5005	2,750	2,750	-	-	9,000	8,065

[1]	Reflects the maximum potential bonus pursuant to the terms of employment.
[2]	Refers to Mr. Segal’s direct interests. For a description of Mr. Segal’s interests in Norstar Holdings Inc., the controlling shareholder of the Company, refer to Section 2.1 below.
[3]	Reflects the maximum total cost to the Company, on the grant date, for each year of Mr. Segal's employment agreement. The actual cost to the Company of the options will be determined in accordance with the trading price of the Company’s Ordinary Shares on the grant date, which, from an accounting perspective, is the date of the General Meeting at which the grant of such options is approved, and, therefore, the actual cost to the Company may vary.
[4]	Reflects the total compensation from FCR to which Mr. Segal is entitled, which compensation is comprised of equal portions of monetary compensation and equity compensation.
[5]	Includes the total compensation to which Ms. Lavine was entitled for her service as Vice Chairman of the Board of Directors of Atrium European Real Estate Limited, the Company's subsidiary, in an annual amount of EUR 500,000 payable in cash and equity compensation, and as a director of CTY in an annual amount of EUR 50,000 together with additional payments in an estimated amount of EUR 5,000 for attendance at meetings of the Board of Directors.
[6]	The data in this column reflects the Company's proportionate share of its costs based on its holdings, as of the date of this Report, in the aforementioned subsidiaries with respect to the compensation paid to the aforesaid officers by such subsidiaries.

[3]	For further details, refer to the Supplementary Report for Notice of a Meeting, dated August 30, 2015 (reference: 2015-01-108237) and the Report of the Results of the General Meeting, dated September 9, 2015 (reference: 2015-01-117189).

1.3.	Comparison with the Terms of Employment of the Previous CEO

The terms of compensation proposed for Mr. Dori Segal are significantly less than the terms of compensation for Ms. Rachel Lavine, the prior CEO, and a material portion of Mr. Segal's compensation is based on the Equity Compensation Component, which is subject to the Company's share performance. The primary differences in compensation between Mr. Segal and Ms. Lavine are set forth below4:

1.3.1.	The annual cost of Ms. Lavine’s monthly salary was NIS 3.5 million, compared with the annual cost of Mr. Segal's monthly salary of NIS 2 million (in addition to the compensation Mr. Segal is entitled to receive from FCR as Chairman of FCR’s Board of Directors in an amount equivalent to an annual cost of CAD$ 1 million (approximately NIS 2.85 million, as of today’s date), out of which, the Company’s proportionate cost based on its current holdings in FCR, is approximately NIS 1 million, refer to Section 1.2.3 above). Therefore, the Company's proportionate cost of the total compensation paid to Ms. Lavine is significantly higher than the Company's proportionate cost of the total compensation to be paid to Mr. Segal pursuant to Mr. Segal's proposed terms of compensation (see Section 1.2.8 above).

1.3.2.	Ms. Lavine was entitled to an annual bonus of up to NIS 2.75 million (100% of her annual base salary) while Mr. Segal is not entitled to an annual bonus.

1.3.3.	Although the equity compensation received by Ms. Lavine reflected, on the grant date, a total cost to the Company of NIS 8,250,000 for the entire term of Ms. Lavine's employment agreement as compared with the equity compensation proposed for Mr. Segal, which as of the date of the Board of Directors’ approval of Mr. Segal's employment terms, reflects a total cost to the Company of NIS 9,900,000 for the entire term of Mr. Segal's employment agreement[5], Ms. Lavine’s equity compensation consisted of: (i) options (50%) (with an exercise price determined as the average share price of the Company’s Ordinary Shares on the TASE over the three days preceding the grant date); (ii) restricted stock units (25%); and restricted stock units contingent on performance (25%), while Mr. Segal's equity component consists solely of goal-based options at an exercise price reflecting a premium of 18% over the average share price on the TASE during the 30 trading days preceding the date of the Board of Directors’ approval of Mr. Segal's employment terms and reflecting a premium of 28.5% over the share price on the TASE on the day following the Company's announcement that Mr. Segal had been appointed CEO of the Company. Furthermore, in order for Mr. Segal to be able to exercise the options, the average share price as traded on the TASE over any 90 consecutive day period during the 12-month period preceding the exercise date of the options must not be less than NIS 45 per share.

[4]	For further details regarding the terms of employment of Ms. Lavine, refer to Regulation 21 in Chapter E (Additional Details) in the Periodic Report.
[5]	In regard to this calculation, refer to footnote 3 above.

1.4.	The Manner of Determining the Compensation Package

The proposed compensation package for the CEO has been determined on the basis of comparative data, including in accordance with a comparative study prepared by Professor Moshe Zviran, attached as Appendix A to this Report, and a comparison with the compensation terms provided to the prior CEO. In light of Mr. Segal's position as one of the controlling shareholders of the Company, the compensation terms are significantly less than the compensation terms of the prior CEO, and the long-term equity compensation component is of a different nature, being comprised solely of goal-based options, with the ability to exercise being conditional upon a significant increase in the Company’s share price over a specified period of time.

In determining the proposed compensation package, the Company additionally considered Mr. Segal’s compensation during his tenure as President and CEO of FCR until the termination of such service in February 2015. As President and CEO of FCR, Mr. Segal was entitled to fixed annual compensation; annual bonuses which were partially based on defined goals and parameters and were partially discretionary; and participation in FCR’s employee compensation plans, including employee stock option plans. In 2012, Mr. Segal’s compensation as President and CEO of FCR exceeded NIS 8.8 million, and in 2013, his compensation exceeded NIS 7 million. In addition, Mr. Segal was entitled to certain payments upon the termination of his service as FCR’s President and CEO, which amounts were adjusted to the circumstances of his termination, such that, upon termination, such additional payments equaled 2.99 times Mr. Segal's total annual compensation (including equity compensation). In addition, all of Mr. Segal's unvested equity based compensation was accelerated and immediately exercisable upon termination.

Proposed resolution: to approve the compensation terms for Mr. Dori Segal for a three year employment term, commencing as of January 19, 2017, comprised of a fixed salary component with a cost to the Company of NIS 2 million per year; the grant of 2,965,505 options contingent on achieving certain goals; and retirement payments – all of the foregoing as described in Section 1 of the Report of a Notice of a General Meeting.

2.	Identity of the Controlling Shareholders Having a Personal Interest in the Transaction and Nature of such Personal Interests

2.1.	To the best of the Company’s knowledge, the controlling shareholders of Norstar Holdings Inc. (“Norstar”), the controlling shareholder of the Company, are: Mr. Chaim Katzman, Chairman of the Company’s Board of Directors, who owns Norstar shares through private companies owned by him and by members of his family[6] (24.3% of Norstar’s issued share capital and 24.7% of its voting rights), directly and indirectly, as well as through First US Financial LLC[7], which owns 18.2% of Norstar’s issued share capital and 18.5% of the its voting rights (“FUF”, and collectively with Mr. Katzman: the “Katzman Group”); Mr. Dori Segal, who serves as Vice Chairman of the Board of Directors[8] (who owns 8.83% of Norstar’s issued share capital and 8.99% of its voting rights); and Ms. Erika Ottosson (who owns 5.84% of Norstar’s issued share capital and 5.95% of its voting rights). On January 31, 2013, the Katzman Group, Mr. Segal, and Ms. Ottosson entered into a Shareholders Agreement in regard to their interests in Norstar.

2.2.	Mr. Segal has a personal interest in the transaction due to his status as a party thereto. Ms. Erika Ottosson has a personal interest in the transaction due to her status as the wife of Mr. Segal. Mr. Katzman may have a personal interest in the transaction set forth in Section 1 above, due to his status as a party to the aforementioned Shareholders Agreement among the Katzman Group, Mr. Segal, and Ms. Ottosson.

3.	Personal Interest of Members of the Company’s Board of Directors

3.1.	As previously stated, Mr. Dori Segal has a personal interest in the transaction described in Section 1 above due to his status as a party thereto.

3.2.	Mr. Katzman may be considered as having a personal interest in the transaction described in Section 1 above due to the reasons set forth in Section 2.2 above.

[6]	In addition, Mr. Katzman directly owns 60,000 shares of the Company, constituting 0.03% of the Company's share capital.
[7]	Mr. Katzman has an irrevocable power of attorney from FUF that allows Mr. Katzman to cast the votes attaching to FUF's shares in Norstar at his discretion. FUF is a foreign company registered in Nevada, USA and is owned by Mr. Katzman (including through private companies owned by him and members of his family, directly and indirectly) – 58.53%; by Ms. Erika Ottosson – 11.98%; and by Mr. Martin Klein – 29.49%. Ms. Ottosson has granted Mr. Katzman an irrevocable power of attorney to vote in her name and in her stead at the shareholders meetings of FUF.
[8]	In addition, Mr. Segal directly owns 770,000 Company shares, constituting 0.39% of its share capital.

4.	Approvals Required to Execute the Transaction

4.1.	The transaction described in Section 1 above was approved (unanimously) by the Company’s Compensation Committee on January 26, 2017, and on February 8, 2017, and was also approved (unanimously) by the Company’s Board of Directors on February 1, 2017, and on February 9, 2017.

4.2.	Approval of the terms of Mr. Dori Segal’s compensation is subject to the approval of the Company’s shareholders in the General Meeting by a simple majorit, in accordance with the provisions of Section 275 of the Israeli Companies Law and as set forth in Section 7 below.

5.	Transactions of the Type of Transaction Being Proposed or Similar Transactions between the Company and the Controlling Shareholder or in which the Controlling Shareholder has a Personal Interest which have been Executed within the Two Years Preceding the Date of the Transaction Being Approved by the Board of Directors or which are Still in Effect:

For details regarding employment and compensation agreements between the Company’s controlling shareholders, Mr. Chaim Katzman and Mr. Dori Segal, and the Company’s subsidiaries, refer to Sections B and C of Regulation 21 in Chapter E (Additional Details) of the Periodic Report, the contents of which are incorporated by reference.

For additional details regarding transactions of the type of transaction being proposed, refer also to Section 4 of Regulation 22 in Chapter E (Additional Details) of the Periodic Report, the contents of which are incorporated by reference.

For details regarding the indemnification of the Company's officers and directors and director and officer insurance provisions, which also apply to Mr. Segal, refer to Regulation 29A in Chapter E (Additional Details) of the Company’s Periodic Report for 2015; the Supplementary Report to the Report for Notice of a General Meeting, dated November 10, 2016 (reference: 2016-01-076413); the Report of the Results of the General Meeting dated November 22, 2016 (reference 2016-01-130672); the Immediate Report regarding Approval of a Transaction with a Controlling Shareholder not Requiring the Approval of the General Meeting, dated July 31, 2014 (reference: 2014-01-124092); the Supplementary Report to the Report regarding the Notice of a General Meeting, dated September 3, 2014 (reference: 2014-01-150555); and the Report of the Results of a General Meeting, dated September 4, 2014 (reference: 2014-01-151746), the contents of which are incorporated herein by reference.

6.	The Reasoning of the Audit Committee and the Board of Directors, and the Identity of the Directors who Participated in the Discussions

Below are the primary considerations that guided the Compensation Committee and the Board of Directors in approving the terms of Mr. Segal’s compensation and the underlying reasons for such approval:

6.1.1.	Mr. Segal possesses a wealth of business and management experience and is thoroughly familiar with the Group’s businesses (the parent company, the Company and the subsidiaries) in all respects. During the twenty-one years in which Mr. Segal has been with the Group, Mr. Segal has served in a series of management positions, both in Israel and overseas, including ten years as the Company’s CEO ( until 2008).

6.1.2.	In the opinion of the Company’s Compensation Committee and its Board of Directors, and in light of the Compensation Committee members' and the Board of Directors’ familiarity with Mr. Segal, the compensation terms are commensurate with Mr. Segal's professional abilities, the considerable knowledge and unique experience he has accumulated over the years of his service with the Group’s companies and the added value the foregoing skills and experience contribute to the Company’s success. By virtue of the many years that Mr. Segal has served in management positions within the Group’s companies, he has gained a thorough knowledge of the Group’s businesses and has considerable experience and expertise in the various aspects of the Group’s activities, all of which are of significant importance in assisting the Company in achieving its objectives and maximizing its profits.

6.1.3.	The Company’s Compensation Committee and its Board of Directors are of the opinion that Mr. Segal’s abilities, expertise, and comprehensive knowledge of the Company's activities, in particular, and of the Group's activities, in general, contribute and will continue to contribute significantly to the Company’s businesses and to achieving its goals as he serves as the Company’s CEO.

6.1.4.	The Company’s Compensation Committee and its Board of Directors are of the opinion that, had the Company been required to engage a CEO other than Mr. Segal who possesses the same expertise and comprehensive knowledge as Mr. Segal with respect to the capital markets and the real estate sector across the markets in which the Company operates (US, Canada, Europe, Brazil and Israel), the cost of employing such alternative CEO would substantially exceed the total cost to the Company of Mr. Segal's proposed compensation.

6.1.5.	The Company’s Compensation Committee and its Board of Directors have approved Mr. Segal’s terms of employment, after being presented with comparative data taken from a study prepared by Prof. Moshe Zviran (attached as Appendix A to this Report), which examines employment terms of CEOs of companies comparable to the Company and which data demonstrates that the compensation package being proposed for Mr. Segal does not deviate from customary compensation packages in comparable companies. Moreover, the cost of the compensation package is 22% less than the cost of the compensation package of Ms. Rachel Lavine, the Company’s previous CEO. In light of such comparative data and taking into consideration Mr. Segal’s professional, business, and managerial experience, as well as his abilities and the considerable esteem in which he is held, the Company’s Compensation Committee and its Board of Directors believe that Mr. Segal’s terms of employment are acceptable and reasonable under the circumstances.

6.1.6.	The grant of equity compensation to senior members of management furthers the objective of ensuring management's focus on the Company's success by aligning compensation with the operating results of the Company, a policy which is customary both in Israel and worldwide and is a principle which clearly synergizes with the Company’s policy and the policies of its public subsidiaries of granting equity compensation to their officers and employees. This objective promotes the Company’s assessment that providing equity compensation facilitates the Company's ability to engage new managers and retain existing managers in a manner that assists in putting in place a highly dedicated and superior senior management team. Moreover, the proposed equity compensation to Mr. Segal consists entirely of goal-based options, which have an exercise price reflecting an 18% premium over the average share price on the TASE during the 30 trading days preceding the date of the Board of Directors’ approval of Mr. Segal's employment terms (or NIS 35.56 per share) and a 28.5% premium over the share price on the TASE immediately after Mr. Segal’s appointment as CEO (or NIS 32.66 per share), and terms of exercise which require that during the 12-month period preceding the exercise date, the average share price on the TASE over a consecutive 90 day period will not be less than NIS 45 per share. Accordingly, in light of such goals and exercise terms, there is a wide gap between the “naïve” value of the options being granted to Mr. Segal and their real value, which is less than the “naïve” value. In addition, the grant of the aforementioned options aligns with the Company’s policy and the policies of its public subsidiaries of granting equity compensation to officers and employees and enables the overall cost of the compensation package to be similar to the cost of the outgoing CEO’s compensation package, without imposing any additional outflows of cash on the Company.

6.1.7.	After examining the proposed terms of Mr. Segal’s employment with the Company in their entirety, the Compensation Committee and the Board of Directors are of the opinion that the proposed terms of employment create a fair relationship between the fixed salary components and the variable salary components comprising Mr. Segal's total compensation (the ratio between the fixed and variable components in the compensation to be paid by the Company is 30% fixed versus 70% variable).

6.1.8.	The proposed compensation terms are in line with the Company’s compensation policy.

6.1.9.	Furthermore, the Company’s Compensation Committee and its Board of Directors have compared the proposed terms of compensation for Mr. Segal with the salary of the Company’s other employees, and particularly, the ratio to the average and median salaries[9] of the aforesaid employees and the effect of the gaps between them on labor relations at the Company. In evaluating the foregoing, the Compensation Committee and the Board of Directors determined that Mr. Segal’s salary is appropriate, in light of the scope of his position and responsibilities, and taking into consideration his liabilities in connection with the Company’s businesses and its activities, including the residual liability of the Company’s CEO by virtue of administrative enforcement provisions. The ratio between Mr. Segal’s proposed compensation package and the Company’s average salary cost is 1:13.7 and the ratio between Mr. Segal’s proposed compensation package and the Company’s median salary cost is 1:27.8[10].

6.1.10.	The directors who participated in the meetings of the Compensation Committee held on January 26, 2017 and on February 8, 2017, at which the terms of Mr. Segal’s employment were approved, were: Messrs. Ronnie Bar-On (Chairman), Yair Orgler and Haim Ben-Dor, as well as Ms. Zehavit Cohen and Ms. Noga Knaz. The directors who participated in the meetings of the Board of Directors held on February 1, 2017, and on February 9, 2017, at which the aforesaid transaction was approved, were: Messrs. Orgler, Haim Ben-Dor, Ronnie Bar-On and Douglas Sesler (the latter did not participate in the meeting on February 1, 2017), as well as Ms. Zehavit Cohen and Ms. Noga Knaz. In light of their personal interests in the approval of the transaction, Mr. Chaim Katzman and Mr. Dori Segal did not take part in the discussion or in taking the decision in this matter at the aforesaid meetings osf the Company’s Board of Directors.

[9]	Based on the employees' salary cost data, including the bonus component and the equity compensation calculated on a linear basis.
[10]	One third of the employees have joined the Company recently and therefore the ratios presented above relate to their salaries on a partial basis. The ratios presented above do not include equity compensation for Company employees, as Company employees (except for one officer) do not, as of today’s date, have any equity compensation in effect.

6.1.11.	In accordance with the provisions of Section 275 (d) of the Companies Law, the Compensation Committee and the Board of Directors examined whether the proposed terms of employment include a distribution, as this term is defined in the Companies Law, and determined that, since the terms of employment are in respect of Mr. Segal's service as CEO of the Company, the transaction does not include a distribution.

7.	Required Majority

In accordance with Section 275 of the Companies Law, for approval of the terms of employment of Mr. Segal, one of the Company’s controlling shareholders, one of the following two conditions must be met:

7.1.	the count of the majority of the votes at the General Meeting will comprise at least a majority of the total votes of the shareholders not having a personal interest in approving the transaction, who participate in the vote (in counting the total number of votes of the aforesaid shareholders, abstentions will not be taken into account);

7.2.	the total number of dissenting votes cast by the shareholders referred to in subsection 7.1 above will not exceed two percent of the Company’s total voting rights.

8.	Quorum for Holding the Meeting

A quorum shall be formed when at least two shareholders are present, personally or by proxy, jointly holding at least 35% of the voting rights of the Company. If no quorum is present, half an hour after the time set for the meeting, the meeting will be adjourned until the same day in the following week, at the same time and place. If, at the adjourned meeting, no quorum is present within half an hour of the time set for the start of the meeting, then a quorum will be deemed present if at least two shareholders with voting rights are present, personally or by proxy, jointly holding at least 30% of the voting rights of the Company.

9.	Record Date for Participation and Voting

The record date for determining a shareholder’s right to vote at the General Meeting, as stipulated in Section 182 of the Companies Law and in Regulation 3 of the Companies Regulations (Voting by Ballot and Position Papers), 2005, is the close of business on Thursday, February 23, 2017 (the “Record Date”).

10.	Voting at the Meeting and Position Papers

10.1.	A shareholder will be entitled to participate in the meeting and to vote thereat personally, by proxy, by means of a voting ballot (as defined in Section 87 of the Companies Law) using the wording attached to this immediate report (the “Voting Ballot”) or by means of the electronic voting system.

10.2.	Under the Companies Regulations (Proof of Share Ownership for the Purpose of Voting at a General Meeting), 2000, a shareholder, in whose favor a share has been registered with a TASE member and that share is included among the shares of the Company registered in the Company’s shareholders register in the name of a nominee company, and who wishes to vote at the general meeting, should provide the Company with confirmation from the TASE member with whom his right to the share is registered, regarding his ownership of the share, at the Record Date, pursuant to Form 1 in the Schedule to the above Companies Regulations. Moreover, an unregistered shareholder may instruct the TASE member to deliver his confirmation of ownership to the Company via the electronic voting system.

10.3.	The address of the distribution site of the Israel Securities Authority (the “Distribution Site”) and the website of the TASE, where the wording of the Voting Ballot and position papers can be found, as defined in Section 88 of the Companies Law, are as follows: www.magna.isa.gov.il and www.maya.tase.co.il, respectively. Voting by Voting Ballot will be done on the second part of the Voting Ballot as published on the Distribution Site. A shareholder may request directly from the Company that he be sent the wording of the Voting Ballot and the position papers (if any). The TASE member will send by e-mail, for no consideration, a link to the wording of the Voting Ballot and the position papers, on the Distribution Site, to every shareholder who is not registered in the shareholders register and whose shares are registered with that TASE member, if the shareholder has filed notice that he requires this, provided that the notice is given vis-à-vis a specific securities account and at a date earlier than the Record Date. A shareholder whose shares are registered with a TASE member is entitled to receive the confirmation of ownership from the TASE member through whom he holds his shares, at a branch of the TASE member or by mail to his address in consideration for dispatch fees only, if he has requested such. A request in this matter will be given in advance for a specific securities account. Moreover, a shareholder, in whose favor a share has been registered with a TASE member and that share is included among the shares registered in the shareholders register in the name of a nominee company, may vote by means of a Voting Ballot that will be delivered to the Company via the electronic voting system.

10.4.	The Voting Ballot must be delivered to the Company’s offices, at the above address, in such a manner that the Voting Ballot reaches the Company’s offices not later than four (4) hours prior to the time scheduled for convening the meeting. Voting by means of the electronic voting system will be permitted up to six (6) hours prior to the time scheduled for convening the meeting.

10.5.	In the case of a shareholder wishing to participate and vote at the meeting without attending the place where the meeting is convened, a power of attorney for participating and voting at the meeting can be lodged with the Company at least 48 hours prior to the time scheduled for convening the meeting, at the offices of the Company at 1 Hashalom Road, Tel Aviv, Israel.

10.6.	One or more shareholders holding shares constituting five percent or more of the total voting rights of the Company (i.e., 9,775,619 shares), and anyone holding such a percentage of the total voting rights that are not held by a controlling shareholder of the Company (i.e., 4,790,119 shares), is entitled to view the Voting Ballots as specified in Regulation 10 of the Companies Regulations (Voting by Ballot and Position Papers), 2005.

10.7.	The last date for the delivery of a position paper to the Company is ten days prior to the date scheduled for convening the meeting, viz. by March 13, 2017, and the last date for the Board of Directors to provide a response to position papers is five days prior to the date scheduled for convening the meeting, viz. by March 18, 2017.

10.8.	A request by a shareholder to include a topic on the agenda of the meeting in accordance with Section 66(b) of the Companies Law and in accordance with Regulation 5A of the Notice and Announcement Regulations is to be delivered to the Company not later than seven days after the publication date of this report. Should requests be delivered to the Company for a topic to be included on the agenda of the meeting, it is permissible for topics to be added to the agenda as a consequence thereof. The updated agenda and the published position papers (if any) can be viewed on the Distribution Site of the Israel Securities Authority and on the TASE website (the addresses of which are set forth in section 10.3 above). The last date for the Company to provide a revised Voting Ballot, if the addition of a topic to the agenda has been requested, is the date that the Company publishes the notice with the updated agenda. The publication of such an updated agenda (if such is published) will not provide sufficient cause for altering the date scheduled for the meeting.

11.	Powers of the Israel Securities Authority

The Israel Securities Authority (or one of its employees authorized by it for this purpose) is empowered to order the Company to provide explanations, details, information and/or additional documents in connection with the matters detailed in this report or to order that this report be amended. If the amendment of this report is ordered, the Israel Securities Authority is empowered to order that the general meeting be deferred to a date not earlier than three business days and not later than thirty-five days from the date of publishing the amendment to this report.

12.	Viewing of Documents

The wording of the proposed resolutions, the position papers (should such be submitted to the Company) and the Periodic Report may be viewed on the Distribution Site of the Israel Securities Authority and on the TASE website (the addresses of which are set forth in section 10.3 above), as well as at the Company’s offices at the abovementioned address, during normal working hours and by prior arrangement with Adv. Revital Kahlon, the Company Secretary (telephone: +972-3-6948000, Fax: +972-3-6961910).

13.	Company Legal Counsel for this Immediate Report

Adv. Ariel Aminetzah; Adv. Tali Menashe; Adv. Ilana Meril

Meitar Liquornik Geva Leshem Tal, Law Offices

16 Abba Hillel Silver Rd., Ramat-Gan, Israel

Tel: +972-3-6103100; Fax: +972-3-6103111

GAZIT-GLOBE LTD. 11

[11]	Signed by Dori Segal, Vice Chairman of the Board of Directors and by Adi Jemini, Executive Vice President and CFO.

Appendix A – Prof. Zviran’s Comparative Study

Comparative Data Relating to the Proposed Compensation of Mr. Dori Segal

[Translated from the original Hebrew text at Gazit-Globe Ltd.’s request]

February 12, 2017

To the attention of:

The Members of the Compensation Committee and the Board of Directors

Gazit-Globe Ltd.

Dear Sirs,

Re. ANALYSIS OF CUSTOMARY COMPENSATION LEVELS
FOR THE POSITION OF CEO

1.	Pursuant to your request, and further to the studies performed for you in previous years, we have conducted an analysis of comparative data regarding customary remuneration levels for CEO positions as a basis for the approval of the compensation package for the Company’s CEO.
2.	As general background, Prof. Moshe Zviran Ltd. engages in the provision of consulting services and comparative data relating to executive compensation in Israel. The comparative data that serve as the basis for our studies draw on a purpose-built database that is the only one of its kind in Israel, which we ourselves developed, built and update. It relies on real data taken from remuneration surveys in different sectors, additional information received from companies themselves during the course of the considerable number of recent consulting studies we have conducted for the senior management of a range of companies, as well as real data from other sources. Our database, which constitutes the largest and most up-to-date benchmark in Israel, in conjunction with our unique expertise that is founded on academic knowledge, decades of experience, and hundreds of projects, enables us to offer our client organization research- and knowledge-based solutions based on local, sectoral or global data.

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

Methodology

3.	In order to create a correct comparison group for the purpose in hand we have selected the main features of the Company, including the nature of its activity and its operating turnover. In accordance with the Company’s size, we have constructed an integrated sample that is based on the leading companies in the income-producing property sector, as well as leading public companies whose turnover exceeds one billion dollars, most of which have a global activity focus.

4.	The list of companies in the income-producing property sector includes: Alony-Hetz, Amot Investments, BIG, Melisron and Azrieli. The list of other companies includes: Adama, Elbit, Bezeq, Nice, Paz, Frutarom, Strauss and Shikun & Binui. It is important to note that the selection of the sample companies does not take into account the financial results and profitability of the companies used in the comparison.

5.	The structure of the compensation package for the most senior managerial position usually comprises the following:
●	a fixed base salary;

●	a vehicle and related grossing up – including the economic value of a company vehicle for the executive’s sole use as well as the grossing up of the usage value of the vehicle, if any, and also fixed payments and their grossing up, if any;

●	annual bonuses that are part of the executive’s remuneration for attaining the company’s short-term goals;

●	equity compensation (options and stock) that are part of the executive’s remuneration for attaining the company’s long-term goals and enhancing the company’s value;

●	a package of related benefits (including, inter alia, a land telephone line at home, a cellular telephone, etc.).

This study focuses on the first four items, without relating to the related benefits package.

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

2

Analysis and results

6.	From the corporate governance aspect, it is customary to analyze the remuneration of executives from an overall perspective rather than just focusing on a single compensation component. Accordingly, the data analysis below is based on the remuneration items in aggregate (in monthly values).

7.	The results of the comparative data analysis are presented in the following table. The left-hand block of data shows the lower limit, the bottom quartile (the 25th percentile), the average, the top quartile (the 75th percentile) and the upper limit of the sample data. All the data relating to the seven tiers described in the table are presented in NIS (new Israeli shekels). The right-hand block of data details the compensation data for the Company’s officer and his position relative to the sample data.

8.	According to the latest data furnished to us, the updated compensation package of the incoming CEO is based on the following components:
●	management fees – Management fees in the amount of NIS 2,000,000 per annum = NIS 166,667 per month. A synthetic calculation of the costs of social benefits at 30%, as well as national insurance contributions by the management company, show that this amount is equivalent to a monthly salary of NIS 125,205;

●	annual bonus – there is no annual bonus;

●	equity compensation – the equity grant of the Company’s CEO comprises goal-based options with an aggregate value of NIS 9,900,000 on the grant date, on a linear three-year vesting track (NIS 3,300,000 per annum).

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

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9.	The following table details the monthly compensation levels for CEOs at the sample companies and the relative position of the updated compensation package for the incoming CEO relative to what is customary in the sample. The left-hand block of data shows the lower limit, the bottom quartile (the 25th percentile), the average, the top quartile (the 75th percentile) and the upper limit of the sample data. All the data relating to the seven tiers described in the table are presented in NIS (new Israeli shekels). The right-hand block of data details the compensation data for the Company’s officer and his position relative to the sample data.

	Sample Data
Salary Tier	Low	25%	Average	75%	High	Salary	Relative Position
Base salary	125,000	145,390	162,250	189,360	203,160	125,205	At the minimum
Monthly additions	—	12,220	13,990	18,000	22,440	—	—
Full monthly salary	143,000	151,610	176,250	204,430	221,160	125,205	At the minimum
Annual additions	—	1,229,500	2,193,280	3,607,840	6,156,000	—	—
Total salary	148,000	267,010	359,020	485,490	726,510	125,205	At the minimum
Equity compensation (annual)	—	563,290	2,300,290	4,041,000	6,789,940	3,300,000	65th percentile
Total compensation	292,620	354,510	550,720	799,970	930,960	400,205	35th percentile

General comments

10.	It is important to note that the relative position in the total salary tier and in the total remuneration tier has been calculated assuming the target bonus.

11.	In order to test the robustness of the sample and the sensitivity analysis of the data, the outlier values at both ends (i.e., the highest and lowest values at each end) were eliminated in each tier. The results of the revised analysis of the sample companies reveals that the sample is relatively stable and is not subject to major variations as a result of a specific datum.

12.	The above comparative data reveal that the incoming CEO’s compensation package is within the accepted range in comparison with similar companies.

Secrecy and limitation of responsibility

13.	As agreed, our role only covers the provision of consulting and information services, and the taking of decisions associated with this engagement and the results to be achieved following use of any of the services or the end-products provided by us is the responsibility of the Company and its institutions. We accept no responsibility, contractual or otherwise, resulting from the services or any of the end-products or advice provided – either toward the Company or toward others.

14.	Should you have any questions or require further explanations, please do not hesitate to contact us.

Yours sincerely,

[Signed]

Prof. Moshe Zviran

PROF. MOSHE ZVIRAN LTD.

10A Dov Gruner Street, Tel Aviv 694498, Israel. Tel: +972-3-6418683, Fax: +972-3-6420002, Cell: +972-522-776611

e-mail: zviran@tau.ac.il

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